Contact

www.linkedin.com/in/rodolfo-rudy-rucoba-5b3bba16 (LinkedIn)
www.instagram.com/rucoba_and_maya_construction/ (Other)

Top Skills

Project Management
Leadership
Strategic Planning

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Certifications

Stanford Latino Entrepreneurship Initiative Education Program: Scaling

Rodolfo "Rudy" Rucoba

Rucoba & Maya Construction, LLC
Austin

Summary

My core business, where I spend most of my time and days, is my Construction Company where we primarily build for the government (Concrete & Storm-water Structures).

The link below is to my construction company;
* Rucoba & Maya Construction, LLC: https://www.instagram.com/rucoba_and_maya_construction/

If you ever want to connect, please call/text/email me at;

(832)867-6673
rudy@rucobaconstruction.com

Thank you, peace and love!

Rodolfo "Rudy" Rucoba

Experience

Rucoba & Maya Construction, LLC
Founder & President
March 2014 - Present (7 years 4 months)
Austin, Texas Area

Rucoba & Maya Construction, LLC, is a concrete, masonry, and storm-water structures construction company based out of Austin, Texas. We are a certified-small-minority owned business with the following certifications: MBE, DBE, HUB, and SBE.

CX Collective
Investor
January 2020 - Present (1 year 6 months)
Austin, Texas Area

We are a collective of entrepreneurs/operators who invest in consumer-centric companies that are maniacally focused on the customer experience. Our strategy is to back customer-leaning companies, who are obsessed with their customers, have an incredible brand experience, build strong team culture, and deliver an over the top product/service.

The Art of Eli
President
January 2018 - December 2019 (2 years)
Austin, Texas Area

Rynosos Boxing Gym
Vice President
August 2018 - October 2019 (1 year 3 months)
Austin, Texas Area

Reynoso's Boxing gym is a place where beginner, amateur, and pro boxers can train. We focus primarily on boxers...not a cross-fit gym. Nothing against cross-fit or other health gyms but the location is too small to focus on anything else.

My favorite thing about this gym is that it gives kids a second home. Boxing (and Coach) teaches them Respect, Bravery and Discipline...which we believe are essentials to becoming better humans in this world. Believe it or not, boxing actually keeps them away from fights at school or in the streets. In the ring they learn that punches hurt and they respect it. They know the power of a well located punch.

A big part of the gym is Coach Jose Alejandro Reynoso. Without him the gym would not exist. The reason I dedicate time and money to the gym is because I see how much he cares about the kids and I know he will never let them down. He will go broke trying...I know that. He is one of those guys that commits and truly loves what he does...and he does it to help the community...that's it. The kids love him, the parents love him, the community loves him and I love him. I will follow and help Coach wherever he wants to go.

The reason I love boxing is because it is the only extra curricular activity that I do that brings me peace. It is pretty scary when you get in the ring and spar but something about not being able to think of anything else but defending yourself is so peaceful. We meditate, do yoga, go and hikes and a bunch of other stuff to try and get away from our thoughts for a few minutes and relax...and nothing really ever works all the way...get in the ring with another individual that wants to rip your head off and I PROMISE you that the only thing you will be thinking about is survival! Pretty ironic that the most peaceful place on earth is in a boxing ring :)

We do not have a website yet but please see coach's facebook profile...
https://www.facebook.com/alejandro.reynoso.52206

Muñiz Concrete & Contracting, Inc.
Project Manager
May 2013 - March 2014 (11 months)

Project Manager in Construction;
Inner city infrastructure work: Pedestrian transportation mainly

Oscar Renda Contracting
Project Engineer
August 2010 - May 2013 (2 years 10 months)
Dallas, Austin & San Antonio, Texas

Project Engineer role in Construction. Projects;
Dallas: Eastside Water Treatment Plant
Austin: Waller Creek Tunnel
San Antonio: Waste Water Contruction

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Education

Texas A&M University
Bachelor of Science - BS, Construction Science · (2005 - 2010)